Exhibit 12.1
Zayo Group, LLC
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2008	2009	2010
Calculation of Earnings
Pre-Tax Income From Continuing Operations	$(5,402)	$(11,396)	$3,359
Fixed Charges	7,978	18,319	23,623

Pre-Tax Income From Continuing Operations and Fixed Charges	$2,576	$6,923	$26,982

Calculation of Fixed Charges
Interest Expense	6,287	15,248	18,692
Interest Factor in Rental Expense (1)	1,691	3,071	4,931

Total Fixed Charges	$7,978	$18,319	$23,623

Ratio of Earnings to Fixed Charges	—	—	1.14

(1)	The portion of total rental expense that represents the interest factor is estimated to be 12.5 percent.